UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

SILICON IMAGE, INC.

(Name of Subject Company)

SILICON IMAGE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82705T102

(CUSIP Number of Class of Securities)

Camillo Martino

Chief Executive Officer

Silicon Image, Inc.

1140 East Arques Avenue

Sunnyvale, California 94085

(408) 616-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David K. Michaels, Esq.

Fenwick & West LLP

801 California Street

Mountain View, California 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Silicon Image, Inc. (the “Company”), initially filed on February 9, 2015 and amended on February 26, 2015 (as amended, the “Initial Schedule 14D-9”). The Initial Schedule 14D-9 and this Amendment relate to the tender offer by Cayabyab Merger Company, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Lattice Semiconductor Corporation, a Delaware corporation (“Parent”), to purchase all Shares that are issued and outstanding, at a price of $7.30 per Share in cash, without interest (the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 9, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) which were filed with the Initial Schedule 14D-9 and incorporated by reference as Exhibits (a)(1)(A) and (a)(1)(B) thereto, and are incorporated by reference herein.

Item 4.	THE SOLICITATION OR RECOMMENDATION

1. The section captioned “Background and Reasons for the Recommendation—Background of the Offer” under Item 4 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Background and Reasons for the Recommendation

Background of the Offer

The Board has periodically reviewed and assessed the Company’s long-term goals and objectives, strategies to achieve them and developments in the markets in which the Company operates, including, among other things, strategies to improve the Company’s business and operations through potential partnering, strategic alliances or other strategic opportunities. In furtherance of this process, members of the Company’s senior management team have met from time to time with representatives of other companies to discuss market trends and the state of their respective businesses and explore strategic opportunities.

At a meeting on November 5, 2013, the Board discussed the possibility that an acquirer might be interested in acquiring the Company at a stock price higher than what the Board believed the Company would be able to achieve as an independent company, and authorized the Company’s management to engage a financial advisor. On April 8, 2014, the Company engaged Barclays Capital Inc. (“Barclays”) as its financial advisor. The Company had considered retaining one of three firms as its financial advisor, and ultimately selected Barclays because of its familiarity (due to the various investment banking and financial services it provided to the Company as set forth in this Item 4 under the heading “—Opinion of the Company’s Financial Advisor” and Barclays’ relationship with the Company over time) with the Company and the semiconductor industry and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.

At a meeting on February 13, 2014, the Board met, together with members of the Company’s management and representatives of Barclays, and discussed trends in the industry, strategic alternatives, and the desirability of contacting certain other companies to determine whether there was potential interest in an acquisition of the Company. The Board discussed strategic corporate parties that could be contacted in connection with such a process. The Board also considered whether financial buyers would likely be interested in acquiring the Company, and after discussion of this question with Barclays, concluded that based on the Company’s current and anticipated financial performance, and the potential for synergies and cost savings in an acquisition of the Company by a strategic corporate buyer, financial buyers were unlikely to pay a higher purchase price than a strategic corporate buyer. The Board also determined that contacting additional parties would increase the possibility of a public disclosure regarding the Company’s consideration of a potential acquisition, and considered the risk of adverse effects on the Company’s business, customer relationships and employee retention that could result from such a disclosure.

From March 2014 through December 2014, the Company and Barclays (on behalf of the Company) contacted 18 strategic corporate parties that the Board, in consultation with Barclays, determined may have an interest in making an acquisition proposal to the Company, and which would likely have the financial ability to consummate a transaction. Of those, eight parties signed non-disclosure agreements with the Company (none of which contained any “standstill” provisions), and eight met with the Company’s senior management. Thirteen of the 18 parties were first contacted prior to November 25, 2014, and six of those 13 (one of which was Parent) attended management presentations on various dates in April, June, July, September, October and November 2014. Five additional parties were first contacted on or after November 25, 2014, two of which attended management presentations in December 2014. Of the eight which met with the Company’s senior management, one (Parent) made a proposal to acquire the Company.

On April 23, 2014, members of the Board met, together with members of the Company’s management and representatives of Barclays, and discussed the Company’s financial results and prospects and strategy as an independent company, the other companies being contacted (and to be contacted) by Barclays (on behalf of the Company), and the communications between Barclays and these companies.

In August 2014, Parent considered retaining Barclays in connection with exploration of another potential transaction. Ultimately, Barclays was not retained and did not receive any payment from Parent.

On September 22, 2014, the Company received a letter from an institutional shareholder that discussed various aspects of the Company and recommended among other things that the Company retain qualified financial advisors to evaluate strategic alternatives that include a sale of the Company in whole or in part.

On September 23, 2014, representatives of Barclays (on behalf of the Company) contacted Parent to suggest a possible business combination between Parent and the Company. On September 26, 2014, the Company and Parent entered into a non-disclosure agreement, and Parent attended a presentation by the Company’s management on October 16, 2014.

On October 23, 2014, the Corporate Development Committee of the Board met, together with members of the Company’s management, and discussed the Company’s 2014 and 2015 financial outlook, the Company’s strategy for its mobile, consumer electronic, wireless and services businesses, and its preliminary financial plan for fiscal 2015 through fiscal 2017, including the effect on that plan of certain alternative assumptions (including alternative assumptions regarding operating expense reduction and alternative strategic plans with respect to the Company’s 60 GHz wireless business). Following this meeting, on October 23, 2014 the Board met, together with members of the Company’s management and representatives of Barclays and Fenwick & West LLP (“Fenwick & West”), the Company’s outside counsel, and discussed various strategic alternatives that may be available to the Company, including a discussion of parties that could be interested in an acquisition of the Company, the Company’s product development strategy, and potential strategic alternatives.

On November 3, 2014, representatives of Barclays (on behalf of the Company) and members of the Company’s senior management spoke with Mr. Joe Bedewi (the chief financial officer of Parent), Mr. Abid Ahmad (M&A advisor to Parent) and representatives of Jefferies LLC, financial advisor to Parent (“Jefferies”), regarding Parent’s potential interest in acquiring the Company.

On November 4 and 5, 2014, the Board met, together with members of the Company’s management, and discussed the Company’s expectations for the fourth quarter of 2014, its strategies, product development initiatives, market opportunities and risks in its mobile, wireless and services businesses, and its financial plan for fiscal 2015 through fiscal 2017, including the effect on that plan of certain alternative assumptions (including alternative assumptions regarding operating expense reduction and alternative strategic plans with respect to the Company’s 60 GHz wireless business).

On November 7, 2014, Parent delivered to the Company a non-binding letter of intent proposing an all-cash acquisition of the Company at a price in a range of $6.50 to 7.00 per Share. The letter of intent contained a binding provision requiring that the Company refrain from soliciting, negotiating or considering any acquisition proposals from any third parties. The letter of intent permitted the Company to terminate the letter (including this exclusivity provision) if a definitive agreement had not been executed by December 30, 2014.

On November 12, 2014, Mr. Camillo Martino (the Company’s chief executive officer) met with Mr. Darin Billerbeck (the chief executive officer of Parent) and discussed this proposal. During this discussion, Mr. Martino indicated that the price proposed by Parent would not be acceptable to the Board and encouraged Parent to increase its price.

On November 13, 2014, the Board met, together with members of the Company’s management and representatives of Barclays and Fenwick & West, and discussed Parent’s November 7 proposal, as well as the Company’s prospects and strategy as an independent company. A representative of Fenwick & West described the fiduciary duties of the members of the Board with respect to the Company’s strategic process. The Company’s management reviewed the Company’s financial plan for fiscal 2015 through fiscal 2017, including the effect on the financial plan of different assumptions regarding operating expenses and the divestiture of the Company’s services business. Representatives of Barclays reviewed the preliminary valuation of the Company, including the effect on such preliminary valuation of different assumptions regarding operating expenses, the divestiture of the Company’s services business and the performance of the Company’s wireless and services business. The Board then considered other companies that might be interested in acquiring the Company and the status of discussions with the other companies contacted by Barclays on behalf of the Company. The Board discussed 25 companies (in addition to Parent), seven of which had been approached and had declined to proceed, five of which had expressed potential interest, 11 of which were considered by the Board to be unlikely to be interested in a transaction, and two of which the Board determined should not be approached at this time because the Company had significant ongoing business relationships with them that could be disrupted by discussions of a possible sale. The members of the Board then provided their input on the valuation proposed by Parent, and the response to be made to Parent regarding its November 7 proposal.

On November 19, 2014, representatives of Barclays discussed the November 7 proposal with Mr. Ahmad and representatives of Jefferies. Mr. Ahmad stated that Parent would be willing to propose a price of $7.04 per Share, and representatives of Barclays indicated that this price was disappointing and would not be acceptable to the Board.

After this discussion, on November 19, 2014, the Board again met, together with members of the Company’s management and representatives of Barclays and Fenwick & West, and further discussed Parent’s November 7 proposal and the proposal made by Parent earlier that day, and an updated version of the Company’s financial plan for fiscal 2015 through fiscal 2017 that had been revised to reflect the risks involved in the Company’s business initiatives. The Board then discussed a preliminary valuation of the Company (including a sensitivity analysis based on differing assumptions regarding revenue growth) and the status of communications with the other companies contacted by Barclays. The Board also determined that the Company should seek an increase in the price to be paid by Parent, and that the Company should not be subject to an exclusivity agreement requiring it to refrain from discussions with other interested parties. Following this discussion, the Board directed management and representatives of Barclays (on behalf of the Company) to negotiate with Parent to obtain a higher valuation from Parent.

On November 20, 2014, Mr. Martino discussed Parent’s proposal further with Mr. Billerbeck, and Mr. Billerbeck stated that Parent would be willing to increase its offer further to a price of $7.28 per Share. In an effort to obtain a higher price, Mr. Martino responded that Parent would need to increase its price in order for the Company to be willing to proceed. Also on November 20, 2014, representatives of Barclays communicated the same message to Mr. Ahmad.

On November 24, 2014, Mr. Martino discussed Parent’s proposal, and the Company’s valuation, with Mr. Ahmad and Mr. Billerbeck. Following this discussion, Parent delivered to the Company a revised non-binding letter of intent proposing an all-cash acquisition of the Company at a price of $7.30 per Share. The letter of intent again contained a binding provision requiring that the Company refrain from soliciting, negotiating or considering any acquisition proposals from any third parties, with the Company being entitled to terminate the letter if a definitive agreement had not been executed by December 30, 2014.

On November 25, 2014, the Board held a meeting, with members of the Company’s management and representatives of Barclays and Fenwick & West participating. The Board and representatives of Barclays discussed the Company’s preliminary valuation, and the Board also discussed an illustrative “sum of the parts” analysis prepared by Barclays at the request of a Board member based on assumptions provided by the Company’s management. Barclays noted that certain of the Company’s operating businesses lacked sufficient revenue and/or customer adoption, and therefore valuation analysis of each of its operating businesses individually was speculative in nature. The analysis also had significant limitations because of the integration of activities among the Company’s operating businesses, which limited the Company’s ability to develop meaningful standalone income statements for these businesses. Accordingly Barclays did not utilize this approach in its valuation analyses. The Board discussed with the Company’s management and representatives of Barclays the Company’s business prospects on a stand-alone basis. The representatives of Fenwick & West discussed Parent’s proposal with the Board, including the proposed transaction timetable and Parent’s requirement that the Company agree not to solicit, negotiate or consider alternative proposals until December 30, 2014. The Board and representatives of Barclays discussed the other parties contacted regarding a potential acquisition transaction and the fact that none of such parties had expressed interest in acquiring the Company, and discussed the strategy for further contacts and discussions with other parties. Following this discussion, the Board directed Barclays to communicate to Parent that the Company would be willing to permit Parent to conduct a detailed due diligence review, and to commence negotiation of a merger agreement, but that the Company would not be subject to an exclusivity agreement requiring it to refrain from discussions with other interested parties. In addition, the Board authorized Barclays to communicate with other parties to determine their interest in a potential transaction.

Following this meeting, on November 25, 2014, representatives of Barclays (on behalf of the Company) spoke with representatives of Parent and informed them that the Company would be willing to permit Parent to conduct a detailed due diligence review, and to commence negotiation of a merger agreement, but would not agree to Parent’s request that the Company refrain from soliciting, negotiating or considering any acquisition proposals from any third parties. During these discussions the Company expressed the view that the price being offered was not sufficient to warrant exclusivity, but representatives of Parent informed representatives of Barclays that Parent would not be willing to proceed without such an exclusivity agreement. In addition, on November 25, 2014, Mr. Martino spoke with Mr. Billerbeck regarding Parent’s request for an exclusivity agreement.

Beginning on November 25, 2014, the Company and representatives of Barclays, on behalf of the Company, contacted six other companies that it had previously contacted prior to that date, in order to determine if they would be interested in considering an acquisition of the Company (representing all of the companies contacted prior to November 25, other than certain companies that had expressly stated that they were not interested in discussing a potential acquisition of the Company). In addition, beginning on November 25, 2014, representatives of Barclays, on behalf of the Company, and representatives of the Company, contacted five other companies that had not previously been contacted (three of whom were among those previously deemed to be not likely to be interested in a transaction, and one of which was a company that had previously not been approached because the Company had a significant ongoing business relationship with it that could have been disrupted by discussions of a possible sale), to determine whether they would be interested in a potential acquisition of the Company. Of the 11 companies contacted on or after November 25, 2014, three (including two of the companies first contacted on or after November 25, 2014) attended management presentations, but none of the eleven companies made a proposal to acquire the Company.

On November 26, 2014, Parent delivered to the Company a revised written, non-binding letter of intent that reiterated the $7.30 per Share proposed valuation. This letter prohibited the solicitation by the Company of offers from third parties with respect to an acquisition of the Company (and did not require that the Company refrain from considering or negotiating any unsolicited acquisition proposals), with the Company being entitled to terminate the letter if a definitive agreement had not been executed by December 30, 2014. Following receipt of this revised letter of intent, on November 26, 2014, the Board held a meeting, with members of the Company’s management and representatives of Fenwick & West participating. The Board discussed the revised letter of intent, and the proposed prohibition on solicitation of other offers. The Board determined that it remained willing to permit Parent to conduct a detailed due diligence review, and to commence negotiation of a merger agreement, but that the Company should not be subject to any limitation at this time on its ability to solicit other offers.

On November 28, 2014, Mr. Martino informed Mr. Billerbeck and Mr. Ahmad that the Company was seriously interested in a transaction between the two companies, but was not in a position to agree to a prohibition on solicitation of other offers, and the Company delivered to Parent a revised non-binding letter of intent that was in the same form as that delivered by Parent on November 26, but which deleted the prohibition on solicitation of other offers. The Board then held a meeting on November 28, 2014 with members of the Company’s management and representatives of Barclays and Fenwick & West participating, at which the Board and representatives of Barclays discussed Parent’s proposal, and Barclays’ communications with other companies to determine whether they would be interested in a potential acquisition of the Company.

On November 29, 2014, Mr. Billerbeck, Mr. Ahmad, Mr. Martino and Mr. Peter Hanelt (the chairman of the Board) discussed the request that the Company agree to a prohibition on solicitation of other offers, and Mr. Billerbeck again informed Mr. Martino and Mr. Hanelt that Parent would not proceed towards a transaction without such an agreement.

On December 1, 2014, representatives of Fenwick & West and Skadden, Arps, Slate, Meagher & Flom LLP, Parent’s counsel with respect to the proposed transaction (“Skadden”), discussed the request that the Company agree not to solicit other offers, and following that discussion, Mr. Billerbeck requested of Mr. Martino that the Company execute the letter of intent by December 4, 2014 (subsequently extended to December 5, 2014). Mr. Martino, Mr. Billerbeck and representatives of Fenwick & West and Skadden further discussed this request on December 3, 2014. Following this discussion, a representative of Fenwick & West and a representative of Skadden discussed possible changes to the non-solicitation provision of the letter of intent to allow the Company greater flexibility to negotiate with any third party that proposed an acquisition transaction.

On December 4, 2014, the Board held a meeting, with members of the Company’s management and representatives of Barclays and Fenwick & West participating. The Company’s management and the Board discussed the Company’s business and its prospects, including anticipated results for the fourth quarter of 2014 and risks associated with the Company’s business. During the meeting one of the directors of the Company disclosed that he had a material relationship with a party that had entered into discussions with the Company regarding a potential acquisition transaction, and departed the meeting. Representatives of Barclays then described the other parties contacted regarding a potential acquisition transaction, including two with whom the Company had most recently had discussions, and the Board discussed the fact that none of these parties had made an offer to acquire the Company. A representative of Fenwick & West described the terms of the proposed letter of intent, including the non-solicitation provision, and discussed the fiduciary duties of the members of the Board in evaluating the letter of intent. The representatives of Barclays discussed with the Board the financial aspects of Parent’s proposal of $7.30 per Share. Following this discussion, the Board authorized the Company to execute the letter of intent (subject to certain changes proposed by Fenwick & West).

On December 4, 2014, after the close of trading in the Shares, the Company announced the completion of a partnering transaction involving the Company’s services business unit, which had a $21 million book value in the Company’s financial statements, based on the cost of the assets contributed to the services business unit by the Company. In that transaction the partner received shares with certain preferential rights amounting to a 7% interest in the services business unit for $7 million. Following this announcement, the trading price of the Shares increased from $5.99 per Share at the close of trading on December 4, 2014 to $6.90 per Share at the close of trading on December 5, 2014.

On December 5, 2014, a representative of Skadden provided a representative of Fenwick & West with a revised letter of intent reflecting the changes to the non-solicitation provision that had been discussed between the firms. Mr. Martino contacted Mr. Billerbeck to request an extension of the December 5, 2014 deadline for the Company to execute the letter of intent, in view of the increase in the Company’s share price on that day. Mr. Billerbeck informed Mr. Martino that he could not extend the deadline, and accordingly, discussions between the parties were mutually discontinued.

On December 17, 2014, one of the Company’s largest customers informed the Company that it had decided not to include the Company’s MHL functionality in certain designs in order to reduce costs, and as a result of this decision, on December 18, 2014, the Company announced that it expected a year-over-year revenue decline in 2015 of approximately 10% due to a reduction in mobile design wins at one of its largest customers. Following this announcement, the trading price of the Shares decreased from $6.74 at the close of trading on December 17, 2014 to $4.90 at the close of trading on December 18, 2014. On December 18, 2014, Mr. Martino and Mr. Billerbeck discussed the drop in the stock price, and Mr. Billerbeck indicated that Parent would be interested in re-commencing discussions.

On December 21, 2014, Parent delivered to the Company a new non-binding letter of intent, again proposing an all-cash acquisition of the Company at a price of $7.30 per Share. This revised proposal included a restriction on solicitation of proposals from third parties through January 31, 2015 but did not prohibit the Company from engaging in discussions with parties in response to proposals that were not solicited by the Company in violation of this restriction on solicitation of proposals.

On December 22, 2014 the Company received a publicly filed letter from an institutional shareholder that discussed various aspects of the Company’s business and offered suggestions on how to unlock value in the Company’s assets for shareholders.

On December 23, 2014, the Board held a meeting, with members of the Company’s management and representatives of Barclays and Fenwick & West participating (the board member who had previously recused himself from December 4 board meeting did not attend this meeting). The Board and the Company’s management discussed the Company’s business prospects on a stand-alone basis, and reviewed updated projections of the Company for fiscal 2015 that, among other things, reflected the reduced expectations for revenues announced on December 18, 2014 and related reductions in expenses. The Board then discussed the December 21 letter of intent. The representative of Fenwick & West discussed with the Board the proposed transaction timetable and Parent’s requirement that the Company agree not to solicit alternative proposals (which could not be terminated by the Company until January 31, 2015). Representatives of Barclays reviewed the Company’s preliminary valuation, and discussed the other parties contacted regarding a potential acquisition transaction, and the fact that none of such parties had made an offer to acquire the Company. During the discussion the Board expressed a belief, based on the discussions and negotiations with Parent, that $7.30 per Share was the highest price Parent would be willing to pay. Following this discussion, the Board authorized the Company to execute the letter of intent.

On December 26, 2014, the Company communicated with two parties (both of which had been previously contacted) in a final attempt to solicit interest in making an offer for the Company, but neither party did so. Later that day, the Company executed the letter of intent with Parent.

On December 30, 2014, the Company adopted a plan to restructure its business to more accurately reflect anticipated 2015 mobile revenue opportunities, reducing associated expenses and headcount.

On December 31, 2015, representatives of Skadden and Fenwick & West discussed plans for Parent’s due diligence review of the Company.

On January 5, 2015, after consulting with financial and legal advisors, the Company canceled a scheduled meeting at the Consumer Electronics Show with a party that had previously been contacted to solicit its interest in the Company, out of concern that such meeting could potentially breach the exclusivity provisions in its letter of intent with Parent.

On January 5, 2015, Parent and its advisors were provided with access to an online data room for purposes of Parent’s due diligence review of the Company in connection with the proposed transaction, and representatives of Parent, the Company, Barclays, Jefferies, Skadden and Fenwick & West discussed plans for due diligence and for negotiation of a definitive merger agreement.

During the period from January 5, 2015 through January 26, 2015, representatives of Parent and its legal and financial advisors engaged with the Company and its legal and financial advisors for the purpose of Parent’s due diligence review.

On January 8, 2015, the Reuters news service reported publicly that the Company was exploring strategic alternatives, including a possible sale, with the help of Barclays.

On January 10, 2015, Skadden provided the Company and Fenwick & West with an initial draft of the Merger Agreement. This draft did not permit the Company to terminate the Merger Agreement in order to enter into an alternative agreement providing for a superior transaction with a third party, did not require Parent to extend the Offer if the Minimum Condition was not satisfied, and contained conditions to the Offer regarding the accuracy of certain representations regarding intellectual property and contracts that were not qualified by a “Material Adverse Effect” standard. In addition, this draft provided for a termination fee of between 3.7% and 3.9% of the equity value of the Company in the transaction.

On January 13, 2015, the parties and their legal and financial advisors conducted a meeting at which members of the Company’s management made presentations to representatives of Parent and its advisors, and the parties conducted due diligence discussions regarding various aspects of the Company’s business. Further due diligence meetings were conducted at the offices of the Company on January 14, 2015. From January 13, 2015 through January 26, 2015, Parent and its financial and legal advisors continued their due diligence review of the Company.

On January 15, 2015, Fenwick & West provided Skadden with a revised draft of the Merger Agreement. This revised draft provided for the ability of the Company to require Parent to extend the Offer, if, as of any Expiration Time, all conditions to the Offer have been satisfied or waived by Parent other than the Minimum Condition, on up to two occasions for additional periods of up to 10 business days each. In addition, the revised draft provided that the Company would be entitled to terminate the Merger Agreement in order to enter into an alternative agreement providing for a superior transaction with a third party, subject to compliance with the provisions of the Merger Agreement, including payment of a termination fee, and the revised draft proposed a termination fee of 2.5% of the equity value of the Company in the transaction.

On January 16, 2015, the Company provided Parent with updated projections for the period fiscal 2015 through fiscal 2017 that were consistent with the changes discussed with the Board on December 23, 2014. These projections are described in this Item 4 under the heading “—Certain Unaudited Prospective Financial Information of the Company.”

On January 16, 2015, the Board held a meeting, with members of the Company’s management and representatives of Barclays and Fenwick & West participating. The Board and the Company’s management reviewed the updated projections for the Company for fiscal 2015 through fiscal 2017 that had been provided to Parent on January 16 and the Board discussed the risks faced by the Company as an independent company. The representative of Fenwick & West discussed the status of discussions with Parent, the terms of the Merger Agreement, the issues under negotiation and the fiduciary duties of the members of the Board and the Board and representatives of Barclays reviewed the discussions that had occurred prior to December 26, 2014 with other companies with respect to their potential interest in acquiring the Company. Representatives of Barclays reviewed the Company’s preliminary valuation, based on the updated projections for 2015-2017, and the Board and representatives of Barclays reviewed the discussions that had occurred prior to December 26, 2014 with other companies with respect to their potential interest in acquiring the Company. The Board provided input to the representative of Fenwick & West with respect to the issues under negotiation in the Merger Agreement.

On January 17, 2015, Skadden provided Fenwick with a draft Support Agreement to be entered into by the Company’s directors and officers, in which the directors and executive officers would agree to tender their shares in the Offer and to vote (in their capacity as stockholders) against any competing acquisition proposal. These Support Agreements are described in Item 3 under the heading “Arrangements between the Company, Parent and the Purchaser—Support Agreements.” Over the following days, Fenwick & West discussed these Support Agreements with the members of the Board, and negotiated the terms of the Support Agreements with Skadden.

On January 19, 2015, Skadden provided Fenwick & West with a revised draft of the Merger Agreement, and on January 20, 2015, representatives of Fenwick & West, Skadden, Parent and the Company met to negotiate the terms of the Merger Agreement. During this meeting, and subject to discussion with, and approval by, the Board of the Company, the parties agreed on a number of changes to the Merger Agreement, including the ability of the Company to require Purchaser to extend the Offer, if, as of any Expiration Time, all conditions to the Offer have been satisfied or waived by Purchaser other than the Minimum Condition, on up to two occasions for additional periods of up to 10 business days each. In addition, the Company and Parent agreed that the Company would be entitled to terminate the Merger Agreement in order to enter into an alternative agreement providing for a superior transaction with a third party, subject to compliance with the provisions of the Merger Agreement, including payment of a termination fee. Finally, the parties agreed that the condition to the Offer relating to the accuracy of representations regarding intellectual property and contracts would be qualified by a “Material Adverse Effect” standard. Fenwick & West and Skadden continued to discuss the Merger Agreement, and negotiate other issues, until January 26, 2015.

On each of January 21, 2015 and January 22, 2015, Fenwick & West provided Skadden with a revised draft of the Merger Agreement, and following each provision of the Merger Agreement, Skadden and Fenwick & West continued to negotiate the terms of the Merger Agreement. On January 21, 2015, the parties agreed upon a termination fee of $20.8 million, or approximately 3.45% of the equity value of the Company in the transaction.

On January 22, 2015, Parent provided the Company with a draft of the commitment letter to be provided by Jefferies Finance LLC with respect to a $350 million loan to be used by Parent to fund a portion of the consideration to be paid in the Merger (as amended, the “Commitment Letter”). The terms of the draft Merger Agreement did not condition the Offer upon the availability of financing.

Certain change in control and retention agreements with members of the Company’s management team provide for acceleration of vesting of equity awards in the event of termination of employment following a change in control. Where the equity awards vest based on performance (including stock price or earnings per share), the Board is required to make a determination as to the percentage of attainment that has been achieved, and based on that percentage the performance based vesting converts into quarterly time based vesting, vesting linearly over the remainder of the performance period. On January 23, 2015, the Compensation Committee determined that for restricted share units with vesting based on the Company’s stock price, all restricted share units subject to such vesting will, upon closing of the Merger, convert into time based vesting (as all applicable stock price-based vesting conditions are less than the Offer Price). In addition, the Compensation Committee determined that with respect to restricted share units with vesting based on earnings per share, 50% of such restricted share units will, upon closing of the Merger, convert into restricted share units with time based vesting, and the other 50% will expire. See also Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Treatment of Equity-Based Awards.”

On January 24, 2015, a representative of Fenwick & West provided representatives of Skadden with a revised draft of the Merger Agreement, and following that date, representatives of Skadden and Fenwick & West completed the negotiation of the terms of the Merger Agreement.

In the evening of January 26, 2015, the Board held a meeting, with members of the Company’s management and representatives from Barclays and Fenwick & West participating, to discuss the potential transaction. Representatives of Fenwick & West discussed the fiduciary duties of the members of the Board, and reviewed in detail the material terms and conditions of the Merger Agreement and the proposed transaction, including the process for the Company to respond to unsolicited acquisition proposals and potentially terminate the Merger Agreement in order to accept a Superior Proposal as well as the amount of the termination fee and the circumstances under which it would be payable. Representatives of Barclays presented its financial analysis of Parent’s proposed purchase price of $7.30 per Share and then rendered its oral opinion (which was subsequently confirmed in writing) to the Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be offered to the stockholders of the Company in the proposed Offer and Merger is fair, from a financial point of view, to such stockholders. The full text of Barclays’ written opinion, which sets forth, among other things, the qualifications and assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion, is attached as Annex A to this Statement and is incorporated by reference herein in its entirety. See also this Item 4 under the heading “Opinion of Barclays, the Company’s Financial Advisor.” Following consideration of the proposed terms of the Merger Agreement, further discussions with management and its legal and financial advisors, and consideration of the factors described in this Item 4 under the heading “Reasons for the Board’s Recommendation,” the Board unanimously adopted resolutions that, among other things, determined and declared that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were advisable and fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable the Merger Agreement and the Transactions, and authorized the Company to execute, deliver and perform the Merger Agreement and recommended that the Company’s stockholders tender their Shares pursuant to the Offer.

Later on in the evening of January 26, 2014, the Company, Parent and Purchaser executed the Merger Agreement and the parties to the Support Agreements executed the Support Agreements, and Jefferies Finance LLC and Parent executed the Commitment Letter.

Following the execution of the Merger Agreement and prior to the opening of the financial markets on January 27, 2015, the Company and Parent publicly announced the signing of the Merger Agreement.

2. The section captioned “Opinion of the Company’s Financial Advisor” under Item 4 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Opinion of the Company’s Financial Advisor

The Company engaged Barclays to act as its financial advisor in connection with a possible sale transaction. In connection with its review of the proposed Offer and Merger, the Board requested Barclays to render an opinion to the Board with respect to the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be offered to such stockholders in the proposed Offer and Merger. On January 26, 2015, at a meeting of the Board held to evaluate the proposed transaction, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Board that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the consideration to be offered to the stockholders of the Company in the proposed Offer and Merger is fair, from a financial point of view, to such stockholders.

The full text of Barclays’ written opinion, dated as of January 26, 2015, is attached as Annex A to this Schedule 14D-9. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors and limitations considered upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the Board, addresses only the fairness, from a financial point of view, of the consideration to be offered to the stockholders of the Company and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the stockholders in connection with, or how such stockholder should vote or act with respect to, the proposed transaction or any other matter. The terms of the proposed transaction were determined through arm’s-length negotiations between the Company and Parent and were unanimously approved by the Board. Barclays did not recommend any specific form of consideration to the Company or that any specific form of consideration constituted the only appropriate consideration for the proposed transaction. Barclays was not requested to address, and its opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the proposed transaction. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed transaction, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the proposed transaction. No limitations were imposed by the Board upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed the merger agreement and the specific terms of the proposed transaction;

•	reviewed and analyzed publicly available information concerning the Company and Parent that Barclays believed to be relevant to its analysis, including their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2013 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2014, June 30, 2014 and September 30, 2014;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of the Company furnished to Barclays by the Company, including financial projections of the Company prepared by management of the Company;

•	reviewed and analyzed a trading history of the Shares from January 23, 2005 to January 23, 2015 and a comparison of such trading history with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of the Company with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Barclays deemed relevant;

•	had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects; and

•	undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and Barclays had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the Company’s future financial performance and that the Company would perform in accordance with such projections. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Barclays assumed no responsibility for updating or revising its written opinion based on events or circumstances that may have occurred after, the date of its opinion.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the Shares but rather made its determination as to fairness, from a financial point of view, to the Company’s stockholders of the consideration to be offered to such stockholders in the proposed transaction on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the proposed transaction. None of the Company, Parent, Purchaser, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Research Analysts Price Target Analysis

Barclays considered research analysts’ per share price targets for the Shares which were publicly available from IBES (a subscription-based data service source containing historical and estimated financial data), of which there were six. The publicly available per share price targets published by securities research analysts do not necessarily reflect current market trading prices for the Shares and these estimates are subject to uncertainties, including future financial performance of the Company and future market conditions. The research analysts’ per share price targets for the Shares ranged from $5.00 to $8.00. Barclays noted that the transaction consideration of $7.30 per Share was within such range.

Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Barclays reviewed and compared specific financial and operating data relating to the Company with selected companies that Barclays, based on its experience in the semiconductor industry, deemed comparable to the Company. The selected comparable companies were:

Companies
Cirrus Logic, Inc.
Lattice Semiconductor Corp.
MaxLinear, Inc.
Synaptics Inc.
Vitesse Semiconductor Corp.

Barclays calculated and compared various financial multiples and ratios of the Company and the selected comparable companies. As part of its comparable company analysis, Barclays calculated and analyzed each company’s ratio of its current stock price to its calendar year 2014 and 2015 estimated earnings per share (commonly referred to as a price earnings ratio, or P/E), and each company’s enterprise value, or EV, as a multiple of its calendar 2014 and 2015 estimated revenue, and its calendar year 2014 and 2015 estimated earnings before interest, taxes, depreciation and amortization, or EBITDA. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data (including FactSet, a subscription-based data source containing historical and estimated financial data) and closing prices, as of January 23, 2015, the last trading date prior to the delivery of Barclays’ opinion. The results of this comparable company analysis are summarized below:

	P / E				EV / Revenue						EV / EBITDA
	CY 2014E		CY 2015E		CY 2014E		CY 2015E				CY 2014E		CY 2015E
Cirrus Logic, Inc.	11.1	x	14.6	x			2.2	x	1.9	x	10.9	x	10.3	x
Lattice Semiconductor Corp.	13.3	x	12.4	x			1.52	x	1.47	x	6.8	x	6.3	x
MaxLinear, Inc.	26.4	x	17.7	x	2.09	x	1.82	x			16.1	x	11.9	x
Synaptics Inc.	15.5	x	13.6	x			2.14	x	1.85	x	11.1	x	9.2	x
Vitesse Semiconductor Corp.	NM	(1)	NM				2.39	x	2.23	x	NM	(2)	NM
Median	14.4	x	14.1	x	2.14	x	1.85	x			11.0	x	9.8	x

(1)	PE multiples above 30.0x or less than 0.0x are labeled as “NM” or “Not Meaningful.”
(2)	EBITDA multiples above 30.0x or less than 0.0x are labeled as “NM” or “Not Meaningful.”

Barclays selected the comparable companies listed above because of similarities in one or more business or operating characteristics with the Company, including but not limited to, size, growth prospects, profitability levels and competitive positioning. However, because no selected comparable company is exactly the same as the Company, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between the Company and the companies included in the comparable company analysis. Based upon these judgments, Barclays selected ranges of multiples for the Company and applied such ranges to the management projections to calculate ranges of implied value per Share. The management projections are set forth in in this Item 4 under the heading “—Certain Unaudited Prospective Financial Information of the Company.” The following summarizes the result of these calculations:

	Selected Multiple Range	Implied Value Per Share
P / E CY 2014E	15.0x – 20.0x	$4.35 – $5.80
P / E CY 2015E	14.0x – 19.0x	$3.80 – $5.16
EV / Revenue CY 2014E	1.6x – 2.1x	$7.00 – $8.51
EV / Revenue CY 2015E	1.5x – 2.0x	$6.23 – $7.58
EV / EBITDA CY 2014E	9.5x – 12.5x	$7.02 – $8.55
EV / EBITDA CY 2015E	7.5x – 10.5x	$6.27 – $7.91

Barclays noted that on the basis of the comparable company analysis, the transaction consideration of $7.30 per Share was (i) above the ranges of implied value per Share calculated using estimated calendar year 2014 and 2015 earnings per Share and (ii) within the ranges of implied value per Share calculated using estimated calendar year 2014 and 2015 revenue and estimated calendar year 2014 and 2015 EBITDA.

Precedent Transaction Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. In choosing the selected transactions, Barclays focused on transactions involving target companies in the semiconductor sector with less than $1 billion valuations since January 1, 2011 for which data was publicly available (including FactSet). Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to the Company with respect to the business, mix, margins and other characteristics of their businesses. Barclays calculated and compared various financial multiples and ratios of the Company and the target companies in the precedent transactions. As part of its precedent transactions analysis, Barclays calculated and analyzed each target company’s enterprise value as a multiple of the last 12 months (“LTM”) revenue and EBITDA, as well as a multiple of the forward 12 months (“FTM”) revenue and EBITDA. The enterprise value of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash and cash equivalents. All of these calculations were performed, and based on publicly available financial data (including FactSet). The transactions reviewed by Barclays and the results of this precedent transactions analysis are summarized below:

			EV / Revenue				EV / EBITDA
Announcement Date	Acquiror	Target	LTM		FTM		LTM		FTM
8/22/2014	Murata Manufacturing Co., Ltd.	Peregrine Semiconductor Corp.	2.09	x	2.47	x	NM	(1)	NM
6/23/2014	Avago Technologies Ltd.	PLX Technology, Inc.	2.84	x	2.39	x	22.2	x	16.9	x
4/27/2014	Exar Corp.	Integrated Memory Logic Ltd.	1.52	x	1.28	x	6.8	x	5.3	x
2/10/2014	Microchip Technology Inc.	Supertex, Inc.	3.73	x	3.44	x	19.9	x	16.1	x
11/5/2013	M/A-COM Technology Solutions Holdings, Inc.	Mindspeed Technologies, Inc.	1.90	x	1.82	x	18.3	x	26.7	x
8/15/2013	Maxim Integrated Products, Inc.	Volterra Semiconductor Corp.	2.91	x	3.13	x	15.6	x	16.2	x
5/2/2012	Microchip Technology Inc.	Standard Microsystems Corp.	1.86	x	1.77	x	11.0	x	11.0	x
1/23/2012	Semtech Corp.	Gennum Corp.	3.47	x	2.94	x	18.2	x	11.6	x
11/30/2011	Skyworks Solutions, Inc.	Advanced Analogic Technologies, Inc.	2.05	x	2.16	x	NM		NM
9/22/2011	Mircosemi Corp.	Zarlink Semiconductor Inc.	2.23	x	2.06	x	14.2	x	10.5	x
2/18/2011	CSR plc	Zoran Corp.	1.17	x	1.03	x	NM		NM
		1st Quartile	1.88	x	1.80	x	13.4	x	10.9	x
		Median	2.09	x	2.16	x	16.9	x	13.8	x
		Mean	2.34	x	2.23	x	15.8	x	14.3	x
		3rd Quartile	2.87	x	2.71	x	18.7	x	16.4	x

(1)	EBITDA multiples above 30.0x or less than 0.0x are labeled as “NM” or “Not Meaningful”.

The reasons for and the circumstances surrounding each of the precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning differences between the characteristics of the precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and the Company. Based upon these judgments, Barclays selected ranges of multiples for the Company and applied such ranges to the management projections to calculate ranges of implied value per Share. The management projections are set forth in this Item 4 under the heading “—Certain Unaudited Prospective Financial Information of the Company.” The following table summarizes the results of these calculations:

	Selected Multiple Range	Implied Value Per Share
EV / LTM Revenue	1.6x – 2.1x	$7.00 – $8.51
EV / LTM EBITDA	10.0x – 14.0x	$7.28 – $9.32
EV / FTM Revenue	1.6x – 2.1x	$6.50 – $7.85
EV / FTM EBITDA	9.0x – 12.0x	$7.10 – $8.73

Barclays noted that on the basis of the selected precedent transaction analysis, the transaction consideration of $7.30 per Share was within the ranges of implied value per Share calculated using LTM revenue and LTM EBITDA, as well as FTM Revenue and FTM EBITDA.

Discounted Cash Flow Analysis

In order to estimate the present value of a Share, Barclays performed a discounted cash flow analysis of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of the Company using the discounted cash flow method, Barclays added (i) the Company’s projected after-tax unlevered free cash flows for fiscal years 2015 through 2017 based on management projections to (ii) the “terminal value” of the Company as of the end of fiscal year 2017, and discounted such amount to its present value (as of December 31, 2014) using a range of selected discount rates. The management projections are set forth in in this Item 4 under the heading “—Certain Unaudited Prospective Financial Information of the Company,” and treat stock-based compensation as a non-cash expense. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expense, adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital, with the foregoing inputs provided by the management of the Company. The residual value of the Company at the end of the forecast period, or “terminal value,” was estimated by selecting a range of perpetuity growth rates of 3.0% to 5.0%, which range was derived by Barclays’ utilizing its professional judgment and experience, taking into account the financial forecasts and market expectations regarding long-term growth of gross domestic product, the global economy, the semiconductor industry, the Company and inflation, and applying such range to the management projections. The range of after-tax discount rates of 13% to 15% was selected based on an analysis of the estimated weighted average cost of capital of the Company and the comparable companies used in the “Comparable Company Analysis” above. Barclays estimated the weighted average cost of capital to be 14.24% based on the application of the Capital Asset Pricing Model, using certain financial metrics including a market risk premium of 6.96% (obtained from a third party data source) a risk-free rate of return of 2.15% (based on the cost of long-term U.S. treasury debt), a size premium of 2.76% (obtained from a third party data source), current and target capital structure, tax rates, and unlevered and levered betas for the Company (including an unlevered beta of 1.340 for the Company) and the comparable companies, and Barclays’ judgment. Barclays then calculated a range of implied value per Share by taking the estimated equity value using the discounted cash flow method and dividing such amount by the fully diluted number of Shares as of December 31, 2014. Barclays did not separately value the Company’s net operating losses because the Company’s projected effective tax rates incorporated the use of the net operating losses.

This analysis implied a range of value per Share of $6.92 to $9.18. Barclays noted that on the basis of the discounted cash flow analysis, the transaction consideration of $7.30 per Share was within the range of implied value per Share.

Historical Share Price Analysis

To illustrate the trend in the historical trading prices of the Shares, Barclays considered historical data with regard to the trading prices of the Shares over the 52 weeks prior to the announcement of the proposed transaction. During such period, the trading price of the Shares ranged from $4.10 to $7.33. Barclays noted that the transaction consideration of $7.30 per Share was within such range. This analysis was solely for information purposes and was not part of Barclays’ fairness determination.

Premiums Paid Analysis

In order to assess the premium offered to the stockholders of the Company in the proposed transaction relative to the premiums offered to stockholders in other transactions, Barclays reviewed the premiums paid in all strategic technology transactions, excluding leveraged buy-outs and mergers of equals, between $250 million and $1 billion in equity value from 2010 to 2014, of which there were 52 in total. For each of the transactions, Barclays calculated the premium per share paid by the acquirer by comparing the announced transaction value per share to the target company’s: (i) closing price on the last trading day prior to the announcement of the transaction; and (ii) average closing price for the 30 calendar days prior to the announcement of the transaction. The results of this premiums paid analysis are summarized below:

	1st Quartile	Transaction Premium to Stock Price Median	3rd Quartile
1-Day Prior to Announcement	25%	33%	49%
30-Day Average Prior to Announcement	25%	36%	47%

The reasons for and the circumstances surrounding each of the transactions analyzed in the premiums paid analysis were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the premiums paid analysis. Accordingly, Barclays believed that a purely quantitative premiums paid analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays therefore made qualitative judgments concerning the differences between the characteristics of the selected transactions and the proposed transaction which would affect the acquisition values of the target companies and the Company. Based upon these judgments, Barclays selected ranges of premiums to (1) the closing price of the Shares on January 8, 2015, the trading day prior to a report by Reuters that the Company was exploring strategic alternatives and (2) the 30 trading day average of the closing prices of the Shares, ending of January 23, 2015, the last trading day prior to the announcement of the proposed transaction, to calculate ranges of implied value per Share. The following summarizes the result of these calculations:

	Selected Premium Range	Implied Value Per Share
1-Day (as of January 8, 2015)	20.0% – 40.0%	$7.00 – $8.16
30-Day Average (ending January 23, 2015)	25.0% – 50.0%	$7.14 – $8.57

Barclays noted that on the basis of the premiums paid analysis, the transaction consideration of $7.30 per Share was within the ranges of implied value per Share calculated using the 1-day premium and the 30-day average premium. This analysis was solely for information purposes and was not part of Barclays’ fairness determination.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Company selected Barclays because of its familiarity with the Company (due to the various investment banking and financial services it provided to the Company as set forth in the following paragraph below and Barclays’ relationship with the Company over time) and the semiconductor industry and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the proposed transaction.

Barclays is acting as financial advisor to the Company in connection with the proposed transaction. As compensation for its services in connection with the proposed transaction, the Company has agreed to pay Barclays a transaction fee of $6,030,000, $750,000 of which became payable upon delivery of Barclays’ written opinion, and the remainder of which will become payable upon the consummation of the proposed transaction. In addition, the Company has agreed to reimburse Barclays for its reasonable expenses incurred in connection with the proposed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by the Company and the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services in connection with an accelerated stock repurchase for the Company in 2012 and in connection with potential transactions for the Company and Parent respectively in the past two years. Barclays has received customary fees totaling approximately $449,000 for the services provided in connection with the accelerated stock repurchase but Barclays has not received any fees for the services provided in connection with the potential transactions, and Barclays expects to perform such investment banking and financial services in the future for which Barclays may receive customary fees.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Parent for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

3. The section captioned “Certain Unaudited Prospective Financial Information of the Company” under Item 4 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Certain Unaudited Prospective Financial Information of the Company

The Company does not make forecasts as to future performance, earnings or other results publicly available in the ordinary course of business due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, the Company is including certain unaudited prospective financial information in this Schedule 14D-9 to provide the Company’s stockholders access to a summary of certain non-public unaudited prospective financial information that was made available to the Board at its meeting on January 16, 2015 in connection with its consideration of the Transactions and also provided by the Company’s management to Barclays in connection with the rendering of its opinion to the Board and performing its related financial analysis.

The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of such information should not be regarded as an indication that any of the Company, its financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. Additionally, the unaudited prospective financial information did not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the Merger Agreement or the announcement thereof. Further, these projections did not take into account the effect of any failure of the merger to occur, and should not be viewed as applicable or continuing in that context.

While presented with numerical specificity, the unaudited prospective financial information reflects numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic and geopolitical conditions and additional matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. The unaudited prospective financial information includes estimates of various financial variables for the Company as a whole, which includes the Company’s base business, wireless and services business units. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of risk factors with respect to the Company’s business. See Item 8 under the heading “Additional Information—Forward-Looking Statements.” The unaudited prospective financial information was not prepared with a view toward complying with United States generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the Company’s independent registered public accounting firm contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 relates to the Company’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events actually occurring after the date it was prepared.

In millions, except earnings per share	2015E	2016E	2017E
Revenue	$231.33	$284.36	$394.55
GAAP Gross Margin	$138.47	$162.56	$215.73
Non-GAAP Gross Margin	$140.21	$164.30	$217.47
GAAP Operating Margin	$13.70	$26.84	$58.55
Non-GAAP Operating Margin (1)	$30.82	$43.96	$75.67
GAAP earnings per share	$0.10	$0.19	$0.41
Non-GAAP earnings per share	$0.27	$0.39	$0.67

(1)	Assumes increases in research and development expense of 10% in 2016 and 20% in 2017, and increases in selling, general and administrative expense of 10% in 2016 and 15% in 2017.

Revenue by Segment

In millions	2015E	2016E	2017E
Consumer Electronics	$81.1	$73.0	$92.0
Mobile	$56.8	$65.0	$65.0
Legacy (PC’s)	$8.5	$0.0	$0.0
Wireless	$15.1	$67.5	$127.0
Total IC Product	$161.5	$205.5	$284.0
Total IP Licensing	$59.2	$53.9	$54.0
Simplay/ DVDO	$6.8	$7.5	$8.5
Services	$3.9	$17.5	$48.0
Total Revenue	$231.3	$284.4	$394.6

In addition, Barclays calculated the estimated unlevered free cash flows that the Company is expected to generate during fiscal years 2015 through 2017 based upon the financial projections prepared by the management of the Company. The following table sets forth the estimated unlevered free cash flows used by Barclays in performing its discounted cash flow analysis (and the depreciation and amortization, capital expenditures and changes in working capital used in deriving this unlevered free cash flow):

In millions	2015E	2016E	2017E
Depreciation and amortization	$16.0	$14.7	$15.7
Capital expenditures	($12.0)	($12.5)	($13.5)
Change in working capital	$13.3	($0.1)	$0.0
Unlevered free cash flow	$38.8	$32.8	$55.1

The unlevered cash flow set forth in the table above was calculated using a 30% long term tax rate.

No representation is made by the Company or any other person to any stockholder of the Company regarding the ultimate performance of the Company compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, the Company’s stockholders are cautioned not to place undue, if any, reliance on such financial information.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Non-GAAP Financial Measures

Some of the unaudited prospective financial information presented above are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with accounting principles generally accepted in the United States (“GAAP”). These non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The summary of such information above is included solely to give stockholders access to the information that was made available to Barclays and our Board, and is not included in this filing in order to influence any stockholder to make any investment decision with respect to the merger, including whether or not to seek appraisal rights with respect to the shares of our common stock.

Below is a reconciliation of the non-GAAP financial measures contained in the unaudited prospective financial information set forth above to the most directly comparable financial measures prepare in accordance with GAAP:

In millions	2015E	2016E	2017E
GAAP Operating Margin	$13.70	$26.84	$58.55
Stock Based Compensation Expense	$13.00	$13.00	$13.00
Amortization of Intangibles	$4.12	$4.12	$4.12
Non-GAAP Operating Margin	$30.82	$43.96	$75.67

In millions	2015E	2016E	2017E
GAAP Gross Margin	$138.47	$162.56	$215.73
Stock Based Compensation Expense	$0.90	$0.90	$0.90
Amortization of Intangibles	$0.84	$0.84	$0.84
Non-GAAP Gross Margin	$140.21	$164.30	$217.47

	2015E	2016E	2017E
GAAP earnings per share	$0.10	$0.19	$0.41
Stock Based Compensation Expense	$0.16	$0.16	$0.16
Amortization of Intangibles	$0.05	$0.05	$0.05
Tax Adjustment	($0.04)	($0.01)	($0.01)
Non-GAAP earnings per share	$0.27	$0.39	$0.67

Item 8.	ADDITIONAL INFORMATION

1. The section captioned “Litigation” under Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by amending and restating such section in its entirety as follows:

Litigation

On or about January 29, 2015, the Company became aware that the Company, members of the Board, Parent and the Purchaser were named as defendants in two complaints filed in Santa Clara Superior Court by alleged stockholders in connection with the Merger. Both complaints were dated January 29, 2015 and were captioned respectively Molland v. George., et al. and Stein v. Silicon Image, Inc. et. al. Five additional complaints were subsequently filed on January 30, 2015, February 4, 2015 and February 9, 2015 in Delaware Chancery Court by alleged stockholders in connection with the Merger, captioned respectively Pfeiffer v. Martino et. al.; Lipinski v. Silicon Image, Inc. et. al.; Feldbaum et. al. v. Silicon Image, Inc. et. al; Nelson v. Silicon Image, Inc. et. al. and Partansky v. Silicon Image, Inc. et. al. The five Delaware matters were subsequently consolidated into an action captioned In re Silicon Image Stockholders Litigation by order of the Delaware Chancery Court on February 11, 2015, and a consolidated amended complaint was filed in the matter on February 13, 2015 (the “Delaware Action”). Two complaints captioned Tapia v. Silicon Image, Inc. et. al. and Caldwel v. Silicon Image, Inc. were also filed on February 4, 2015 and February 9, 2015 in Santa Clara Superior Court by alleged stockholders in connection with the Merger. Amended complaints were filed in the Molland and Stein actions on February 11, 2015.

Each of these lawsuits are purported class actions brought on behalf of Company stockholders, asserting claims against each member of the Board for breach of fiduciary duty, and against various of the Company, Parent, the Purchaser and the Board (the “Defendants”) for aiding and abetting breach of fiduciary duty. The lawsuits allege that the Merger does not appropriately value the Company, was the result of an inadequate process, and includes preclusive deal devices. The amended complaints also assert that the Company’s disclosures regarding the Merger in the Initial Schedule 14D-9 omitted material information regarding the Merger. Each of these complaints purports to seek unspecified damages and may seek injunctive relief preventing consummation of the Transactions.

While the Defendants believe that each of the aforementioned lawsuits is without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation relating to the lawsuits, on February 26, 2015, following arms-length negotiations, the Defendants reached an agreement in principle with the plaintiffs to resolve the Delaware Action. That agreement was memorialized in a memorandum of understanding. The settlement, which is subject to court approval and further definitive documentation, provides for a release and settlement by the Company’s stockholders of all claims against the Company, the Defendants and their respective affiliates and agents in connection with the Transactions. In exchange for such release and settlement, the parties agreed that the Company would file an amendment to the initial Schedule 14D-9 amending and supplementing certain disclosures therein. The settlement is contingent upon, among other things, completion of the Offer and the subsequent consummation of the Merger. If the settlement is not approved by the Court of Chancery of the State of Delaware and such conditions are not satisfied, the Company will continue to vigorously defend these actions.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2015	SILICON IMAGE, INC.

	By:	/s/ Edward Lopez
Edward Lopez
Chief Legal and Administrative Officer